UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 23, 2013

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Second Quarter 2013

and Six-Month Period ended June 30, 2013

FOR IMMEDIATE RELEASE: Tuesday, July 23, 2013

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net loss of Ps. 20.8 million, or Ps. 0.026 per share (Ps. 0.131 per ADS), for the second quarter of 2013, compared to a net income of Ps. 20.1 million, or Ps. 0.025 per share (Ps. 0.126 per ADS), in the same period in 2012.

Net income for the first half of 2013 amounted to Ps. 93.3 million, or Ps. 0.117 per share (Ps. 0.587 per ADS), which compares with the Ps. 98.6 million, or Ps. 0.124 per share (Ps. 0.621 per ADS) recorded in the same last year period.

The negative variation in the results of the second quarter of 2013 is mainly due to the negative impact of the Net Financial Results, specially the effect of the foreign exchange loss during the second quarter 2013.

Moreover, in the first half of 2013, along with the second quarter 2013, the negative Net Financial Results increased by Ps. 95.2 million. This effect was partially offset by the Ps. 91.0 million increase of the Operating Income. Both effects explained the drop of Ps. 5.3 million in the Net Income for the first half 2013 in comparison with the first half 2012.

Second Quarter 2013 vs. Second Quarter 2012

In the three-month period ended June 30, 2013, TGS posted total net revenues of Ps. 475.2 million, compared to Ps. 536.5 million registered in the second quarter of 2012.

Natural gas transportation revenue increased by Ps. 12.9 million in the second quarter of 2013, when compared with the same period of 2012. Higher revenues were explained by an increased demand for natural gas transportation rendered under interruptible transportation contracts, amounting Ps. 9.9 million.

The Natural Gas Transportation business segment represented approximately 34% and 28% of TGS’ total revenues during the second quarters of 2013 and 2012, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

The Production and Commercialization of Liquids segment revenue decreased by Ps. 66.2 million in the second quarter of 2013, compared with the previous year’s period, mainly due to: (i) a lower volume sold, and (ii) a fall in the international reference prices. Both effects were partially compensated by an increase in the foreign exchange rate of the Argentine peso related to the U.S. dollar.

Liquids’ Production and Commercialization revenues accounted for approximately 60% and 65% of the total revenue for the second quarters of 2013 and 2012, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues decreased by Ps. 8.0 million in the second quarter of 2013 from the same period of 2012. This decrease was principally as a consequence of:  (i) lower revenues related to the construction services rendered in connection with expansion works both, in the natural gas transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank (representing a negative variation of Ps. 4.5 million), and (ii) a Ps. 3.5 million decrease in the revenues from telecommunication services as a consequence of a one-time sale made in the second quarter of 2012 in Telcosur S.A.

The Other Services business segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 6% and 7% of the revenue in the three-month periods ended June 30, 2013 and 2012, respectively.  Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream, as well as gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance services, and steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses decreased to Ps. 369.8 million in the second quarter 2013 from Ps. 433.6 million in the same previous year period. This variation is mainly attributed to a Ps. 79.0 million decline in the Liquids variable production costs. In addition, tax on exports decreased by Ps. 19.3 million. Both effects were partially offset by a higher labor cost charge of Ps. 22.1 million.

Operating costs for the three-month period ended June 30, 2013 decreased by Ps. 7.0 million, compared with the same period in 2012. The negative variation is mainly attributable to the provisions for contingencies recorded in the second quarter of 2013.

Net financial expense was Ps. 123.6 million in the second quarter of 2013, compared to Ps. 68.8 million reported in the same period of 2012. This Ps. 54.8 million negative variation is mostly attributable to a higher foreign exchange loss.

During the second quarter of 2013, TGS reported a Ps. 7.5 million income tax gain, representing a positive variation of Ps. 18.5 million from the same 2012 period.

First Half 2013 vs. First Half 2012

For the six-month period ended June 30, 2013, the Company recorded a total net revenue of Ps. 1,300.9 million, representing an increase of Ps. 119.5 million in comparison with the first half of 2012.

Natural Gas Transportation revenues for the first half 2013 increased by Ps. 40.9 million from the same period 2012. The increase is mainly due to a higher natural gas transportation demand rendered under interruptible transportation contracts.

Liquids Production and Commercialization segment increased Ps. 109.0 million in the first half of 2013 when compared to the same previous year period. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso related to the U.S. dollar, (ii) better sales terms, and (iii) an increase in the volume exported. Both effects were partially compensated by a fall in the international reference prices.

During the first half of 2013, Other Services revenues decreased Ps. 30.4 million, as compared to the same period in 2012. The increase is mainly explained by higher revenues generated by construction services rendered in connection with the expansion works mentioned above.

Operating costs increased Ps. 47.8 million in the first half of 2013 as compared to the same previous year period. This variation is mainly attributed to: (i) the Ps. 35.4 million increase in the labor costs, (ii) the Ps. 29.8 million increase in the tax on exports charges explained by the increase in the foreign exchange rate recorded during the first half 2013, and (iii) other operating costs. These effects were partially offset by a Ps. 44.2 million decrease in the Liquids variable production costs.

Other operating results for the six-month period ended June 30, 2013 increased by Ps. 19.3 million, compared with the same period in 2012. This variation is mainly attributable to the provisions for contingencies accruals recorded during the second quarter of 2013.

Net financial expense rose to Ps. 217.5 million at the close of 2013’s first half compared to Ps. 122.3 million reported in the same period of 2012. This increase of Ps. 95.2 million was mainly related to the Ps. 101.6 million increase in the foreign exchange loss generated basically by a higher devaluation of the local currency in the first half of 2013, which has impacted TGS’ dollar denominated net liability position.

For the first half 2013, TGS reported a Ps. 54.4 million income tax expense, compared to Ps. 53.6 million reported in the same period of 2012.

Liquidity and Capital Resources

Even though cash flow from operating activities in the first half of 2013 increased by Ps. 61.6 million, cash generation declined by Ps. 189.3 million in this half, mainly because of the dividend payment of Ps. 263.6 million made by the Company.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%; and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.) with the remaining 10%.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six and three-month period ended June 30, 2013 and 2012

(In millions of Argentine pesos)

Six month period ended June 30, 2013	Gas Transportation	Liquids Production and Commercialization	Other Services	Total
Net revenues	332.9	910.3	57.7	1,300.9
Operating income / (loss)	25.7	328.4	11.1	365.2
Depreciation of PP&E	89.9	23.4	8.1	121.3

Six month period ended June 30, 2012
Net revenues	292.0	801.3	88.1	1,181.4
Operating income (loss)	20.2	219.4	34.6	274.2
Depreciation of PP&E	85.4	22.1	7.5	115.0

Breakdown of Net Financial Expense for the six-month periods ended June 30, 2013 and 2012

 (In millions of Argentine pesos)

	2013	2012
Generated by Assets
Interest	39.2	25.3
Foreign exchange gain	44.3	32.1
Subtotal	83.5	57.4
Generated by Liabilities
Interest expense	(99.1)	(79.7)
Foreign exchange loss	(184.8)	(86.8)
Others	(17.1)	(13.2)
Subtotal	(301.0)	(179.7)
Total	(217.5)	(122.3)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2013 and 2012

(In millions of Argentine pesos)

	2013	2012
Cash flows provided by operating activities		
Net income for the period	93.3	98.6
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	121.3	115.0
Amortization of intangible assets	0.5	0.5
Consumption of materials	1.2	1.2
Increase in allowances and provisions	(13.1)	5.8
(Gain) / loss on related companies	0.0	(0.3)
Interest expense accrual	97.5	78.5
Interest accrual generated by investments other than cash and cash equivalents	(8.8)	(4.0)
Income tax accrued	54.4	51.9
Foreign exchange loss	148.4	69.6
Non-cash revenues	(0.5)	-
Changes in assets and liabilities:		
Trade receivables	191.8	80.8
Other receivables	1.4	3.8
Inventories	23.1	(26.1)
Accounts payable	(142.5)	(10.3)
Payroll and social security taxes	(7.9)	(18.1)
Taxes payable	(51.7)	(30.7)
Advances from customers	(15.6)	(27.5)
Other liabilities	(0.4)	(0.3)
Provisions for contingencies	(11.2)	(0.1)
Interest paid	(80.8)	(65.4)
Income tax paid	(45.3)	(29.4)
Cash flows provided by operating activities	**355.1**	**293.5**
Cash flows used in investing activities		
Additions to property, plant and equipment	(88.2)	(90.9)
Cash flows used in investing activities	**(88.2)**	**(90.9)**
Cash flows used in financing activities		
Dividends paid	(263.7)	0.0
Cash flows used in financing activities	**(263.7)**	**0.0**
Effect of foreign exchange rate changes on cash and cash equivalents	**19.1**	**8.9**
Net increase in cash and cash equivalents	**22.3**	**211.5**
Cash and cash equivalents at the beginning of the year	**693.0**	**346.7**
Cash and cash equivalents at the end of the period	**715.3**	**558.2**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: July 23, 2013